Coopers & Lybrand







                          INDEPENDENT AUDITOR'S REPORT





To the Board of Trustees of the Scudder Pathway Series:



We have examined management's assertion about the Scudder Pathway Series Portfolios' (the "Portfolios", comprised of the Growth Portfolio, the Balanced Portfolio, the International Portfolio, and the Conservative Portfolio) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (as interpreted in the attached Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC, which interpretation substitutes for compliance with Rule 17f-2(b) compliance with Section 17f of the Investment Company Act of 1940 and Rule 14f-4 thereunder) as of September 30, 1997, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Portfolios' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.



Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures are the following tests performed as of September 30, 1997, and with respect to agreement of security purchases and sales, for the period from August 14, 1997 through September 30, 1997:

o Confirmation of the number of shares of beneficial interest of the underlying funds owned by each Portfolio and held by a securities depository which uses the book entry method of accounting for securities (i.e. Scudder Service Corp.).

o Reconciliation of all such shares of beneficial interest to the books and records of the Portfolios.

o Agreement of 8 purchases and 6 sales by the Portfolios of shares of beneficial interest of the underlying Funds since our last report from the books and records of the Portfolios to confirmations from Scudder Service Corp.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination of the Portfolios' compliance with specified requirements.

In our opinion, management's assertion that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the attached Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC, which interpretation substitutes for compliance with Rule 17f-2(b) compliance with
Section 17f of the Investment Company Act of 1940 and Rule 14f-4 thereunder) as of September 30, 1997 with respect to securities reflected in the investment accounts of the Portfolios is fairly stated, in all material respects.


This report is intended solely for the information and use of management of the Portfolios and the Securities and Exchange Commission and should not be used for any other purposes.



                                                     /s/COOPERS & LYBRAND L.L.P.
Boston, Massachusetts                                   COOPERS & LYBRAND L.L.P.
October 21, 1997